

Mail Stop 3720

April 27, 2006

Mr. James Volk
Chief Financial Officer
Ubiquitel Inc. and Ubiquitel Operating Company
One West Elm Street, Suite 400
Conshohocken, PA 19428

> **Re: Ubiquitel Inc. and Ubiquitel Operating Company**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**

Dear Mr. Volk:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

ITEM 1A. Risk Factors, page 30

1.   We note on page 33 of your risk factors you indicate that you have intangible
        assets which consist of a Sprint PCS management agreement with a remaining
        useful life of 14 years. You also state that these assets represent 18% of your
        total assets as of December 31, 2005 and there is no assurance that these assets
        will be realized. In this regard, please address the following:
        - Tell us and disclose if you performed an impairment test of the
          management agreement intangible asset upon the Sprint Nextel merger
          and if so, why this asset was not impaired. Also, tell us the asset
          group used to test this asset.
        - Tell us how you determined that the useful life does not need to be
          adjusted upon the Sprint Nextel merger.

Critical Accounting Policies and Estimates, page 46

2.   We note that your discussion regarding long lived assets and goodwill valuations
        does not address the quantitative value of your assumptions and their sensitivity
        to change. Since critical accounting estimates and assumptions are based on
        matters that are highly uncertain, you should analyze their specific sensitivity to
        change, based on other outcomes that are reasonably likely to occur and would
        have a material impact on your financial condition or results of operations.
        Revise your disclosures to provide quantitative as well as qualitative disclosure
        when quantitative information is reasonably available and will provide material
        information for investors.

        For additional guidance, refer to Item 303 of Regulation S-K as well as Part Five
        of the   Commission's Interpretive Release on Management's Discussion and
        Analysis of Financial Condition and Results of Operation which is located on our
        website at: http://www.sec.gov/rules/interp/33-8350.htm.

9. Income Taxes, page F-25

3.   We note that "as a result of positive earnings in 2005, projections of future taxable income and improvements in financial position," you have determined that it is more likely than not that the deferred income tax assets will be realized and have released your entire valuation allowance. In this regard, please tell us in detail how you have considered all positive and negative factors for the release of your valuation allowance. Tell us how you consider the Sprint Nextel merger and the possible effects on your business and business model, including the lawsuit discussed on pages 30-31.   Your response should also explain to us how you considered your history of losses and why you feel you can sustain profitability in the future.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. James Volk
Ubiquitel Inc., and Ubiquitel Operating Company
April 27, 2006
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Berenbaum, Senior Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director